                                                            As filed Pursuant to
                                                                  Rule 424(b)(2)
                                                      Registration No. 333-59673
                             PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED JULY 29, 1998)

                                  $400,000,000

                            WESTERN RESOURCES, INC.

                          6.25% PUTABLE/CALLABLE NOTES
             DUE AUGUST 15, 2018, PUTABLE/CALLABLE AUGUST 15, 2003
                             ---------------------

    The Putable/Callable Notes ("Notes") due August 15, 2018 of Western Resources, Inc. (the "Company") bear interest at the rate of 6.25% from the date of issuance to August 15, 2003. The Notes will be subject to mandatory redemption from the existing holders on August 15, 2003, through either (i) the exercise of the Call Option (as defined herein) by the Callholder (as defined herein) or (ii) in the event the Callholder does not exercise the Call Option or for any reason does not pay the Call Price (as herein defined), the automatic exercise of the Put Option by the Indenture Trustee on behalf of the holders. If UBS AG, London Branch, as Callholder (the "Callholder"), elects to purchase the Notes, the Notes will be acquired by the Callholder from the holders on August 15, 2003 (the "Coupon Reset Date") at 100% of the principal amount thereof. If the Callholder for any reason does not elect to purchase the Notes on the Coupon Reset Date or does not pay the Call Price, the Company will be required to repurchase the Notes from the holders thereof on the Coupon Reset Date at 100% of the principal amount thereof (the "Put Option"). In any event, the Company will remain obligated to make payment of accrued and unpaid interest due on the Notes on the Coupon Reset Date, such interest being payable to the holders of the Notes on the record date for such interest payment date. See "Description of Notes--Call Option; Put Option."

    Interest on the Notes is payable semi-annually on February 15 and August 15 of each year, commencing February 15, 1999. Except in the limited circumstances described herein (including the Put Option), the Notes are not subject to redemption by the Company prior to the Final Maturity Date (as defined herein).

    If the Callholder has elected to exercise the Call Option and delivers the Call Price when due, the interest rate on the Notes will be reset by the Calculation Agent (as defined herein) effective on the Coupon Reset Date (as defined herein) pursuant to the Coupon Reset Process (as defined herein). See "Description of Notes--Coupon Reset Process."

    The Notes will be senior, unsecured obligations of the Company ranking PARI PASSU with all other senior, unsecured obligations of the Company. The Notes will remain obligations of the Company and not of any of its subsidiaries after consummation of the pending acquisition of Kansas City Power & Light Company ("KCPL") and the transactions related thereto (the "KCPL Acquisition"). The Notes will be effectively subordinated to all secured debt of the Company, including its First Mortgage Bonds aggregating $658.9 million at March 31, 1998. The Notes will also be structurally subordinated to all secured and unsecured indebtedness of the Company's subsidiaries. On a pro forma basis, at March 31, 1998, and giving effect to the KCPL Acquisition, the Notes would have been structurally subordinated to $3.5 billion of indebtedness of the Company's subsidiaries, inclusive of the Company's First Mortgage Bonds and other indebtedness and the indebtedness of KGE (as defined herein) and KCPL. The Indenture under which the Notes are being issued contains no restrictions on the amount of additional indebtedness that may be incurred by the Company or any subsidiary of the Company. See "Risk Factors."

    The Notes initially will be represented by a global certificate or certificates registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by Participants (as defined in the accompanying Prospectus) in DTC. Except as described herein, Notes in certificated form will not be issued in exchange for the global certificates. See "Book-Entry" in the accompanying Prospectus.

    SEE "RISK FACTORS" ON PAGE S-5 FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE NOTES.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                                                             INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                                           OFFERING PRICE(1)      DISCOUNTS(2)      COMPANY(1)(3)(4)
Per Note.................................................       99.345%              0.600%             102.195%
Total....................................................     $397,380,000         $2,400,000         $408,780,000

(1) Plus accrued interest, if any, from August 7, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting estimated expenses of $600,000 payable by the Company.
(4) Represents consideration for the Notes, which includes consideration for the Call Option.

    The Notes are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of DTC on or about August 7, 1998.
                           --------------------------
WARBURG DILLON READ LLC                                     SALOMON SMITH BARNEY
  BEAR, STEARNS & CO. INC.                           FIRST UNION CAPITAL MARKETS
      BT ALEX. BROWN                                      CIBC OPPENHEIMER

   Salomon Smith Barney acted as the co-lead manager in connection with this offering.

           The date of this Prospectus Supplement is August 4, 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE OVER-ALLOTMENT TRANSACTIONS, STABILIZING TRANSACTIONS, PURCHASES OF NOTES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    Reference is made to "Incorporation of Certain Documents by Reference" in the accompanying Prospectus. At the date of this Prospectus Supplement, the documents incorporated by reference herein also include the Company's Current Report on Form 8-K filed August 3, 1998.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS INCORPORATED HEREIN BY REFERENCE.

                                  THE COMPANY

    The Company's primary business activities are providing electric generation, transmission and distribution services to approximately 614,000 customers in Kansas; providing security alarm monitoring services to approximately 1.3 million customers located throughout the United States; providing natural gas transmission and distribution services to approximately 1.4 million customers in Oklahoma and Kansas through its ownership of a 45% equity interest in ONEOK Inc. ("ONEOK"); and investing in international power projects. Rate regulated electric service is provided by KPL, a division of the Company, and Kansas Gas and Electric Company ("KGE"), a wholly owned subsidiary. Security services are provided by Protection One, Inc. ("Protection One"), a publicly traded, approximately 85%-owned subsidiary. KGE owns 47% of Wolf Creek Nuclear Operating Corporation, the operating company for Wolf Creek Generating Station.

                                  THE OFFERING

Securities Offered..................  $400,000,000 aggregate principal amount of 6.25%
                                      Putable/ Callable Notes due August 15, 2018,
                                      Putable/Callable August 15, 2003.

Interest Payment Dates..............  Semi-annually, on each February 15 and August 15, commencing February 15, 1999.

Ranking.............................  The Notes will be senior, unsecured obligations of the Company ranking PARI PASSU with all other senior,
                                      unsecured obligations of the Company. The Notes will
                                      remain obligations of the Company and not of any of
                                      its subsidiaries after consummation of the KCPL
                                      Acquisition. See the Form S-4 (as defined in the
                                      accompanying Prospectus) incorporated by reference
                                      herein and in the accompanying Prospectus. The Notes
                                      will be effectively subordinated to all secured debt
                                      of the Company, including its First Mortgage Bonds
                                      aggregating $658.9 million at March 31, 1998. The
                                      Notes will also be structurally subordinated to all
                                      secured and unsecured indebtedness of the Company's
                                      subsidiaries. On a pro forma basis, at March 31,
                                      1998, and giving effect to the KCPL Acquisition, the
                                      Notes would have been structurally subordinated to
                                      $3.5 billion of indebtedness of the Company's sub-
                                      sidiaries, inclusive of the Company's First Mortgage
                                      Bonds and other indebtedness and the indebtedness of
                                      KGE and KCPL. The Indenture under which the Notes are
                                      being issued contains no restrictions on the amount
                                      of additional indebtedness that may be incurred by
                                      the Company or any subsidiary of the Company. See
                                      "Risk Factors."

Call Option; Put Option.............  The Notes will be subject to mandatory redemption from the existing holders on the Coupon Reset Date,
                                      through either (i) the exercise of the Call Option by
                                      the Callholder or (ii) in the event the Callholder
                                      does not exercise the Call Option or for

                                      any reason does not pay the Call Price, the automatic
                                      exercise of the Put Option by the Indenture Trustee
                                      on behalf of the holders. If UBS AG, London Branch,
                                      as Callholder, elects to purchase the Notes, the
                                      Notes will be acquired by the Callholder from the
                                      holders on the Coupon Reset Date at 100% of the
                                      principal amount thereof. If the Callholder for any
                                      reason does not elect to purchase the Notes on the
                                      Coupon Reset Date or does not pay the Call Price, the
                                      Company will be required to repurchase the Notes from
                                      the holders thereof on the Coupon Reset Date at 100%
                                      of the principal amount thereof. In any event, the
                                      Company will remain obligated to make payment of
                                      accrued and unpaid interest due on the Notes on the
                                      Coupon Reset Date, such interest being payable to the
                                      holders of the Notes on the record date for such
                                      interest payment date. See "Description of
                                      Notes--Call Option; Put Option."

Coupon Reset Process................  If the Callholder has elected to exercise the Call
                                      Option and delivers the Call Price when due, the
                                      interest rate on the Notes will be reset by the
                                      Calculation Agent effective on the Coupon Reset Date
                                      pursuant to the Coupon Reset Process. See
                                      "Description of Notes--Coupon Reset Process."

Use of Proceeds.....................  The net proceeds from the sale of the Notes will be used for repayment of short-term indebtedness
                                      incurred in connection with investments in
                                      unregulated operations, the redemption of preferred
                                      securities and other general corporate purposes. See
                                      "Use of Proceeds."

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CAREFULLY REVIEW THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE AND SHOULD PARTICULARLY CONSIDER THE FOLLOWING:

SUBORDINATION OF THE NOTES

    The Notes will be senior, unsecured obligations of the Company ranking PARI PASSU with all other senior, unsecured obligations of the Company. The Notes will be effectively subordinated to all secured debt of the Company, including its First Mortgage Bonds aggregating $658.9 million at March 31, 1998.

    Portions of the Company's operations are currently conducted through subsidiaries. In addition, in connection with the KCPL Acquisition, it is expected that the electric utility operations of the Company, which constitute substantially all of the assets of the Company, will be transferred to KGE, and KCPL and KGE will be merged into NKC, Inc., which will be an 80.1%-owned subsidiary of the Company and renamed Westar Energy, Inc. ("Westar Energy"). In addition, in connection with the consummation of the KCPL Acquisition, up to $1.9 billion of the outstanding indebtedness of the Company and KGE will be assumed by Westar Energy as required by the debt instruments pursuant to which such indebtedness has been issued; provided, however, that the Notes will not be assumed by Westar Energy and will remain the obligations of the Company and not of any of its subsidiaries upon consummation of the KCPL Acquisition. Due to structural subordination, the Notes will be effectively subordinated to all existing and future indebtedness and other liabilities and commitments of the Company's subsidiaries, including, without limitation, Westar Energy. The Indenture under which the Notes are being issued does not contain any covenant which restricts the ability of the Company's subsidiaries or the Company to incur additional indebtedness. As of March 31, 1998, the Company's subsidiaries had $1.5 billion of indebtedness outstanding. As of such date on a pro forma basis after giving effect to the KCPL Acquisition and the assumption of certain debt of the Company in connection therewith as described above, the Company's subsidiaries would have had $3.5 billion of indebtedness outstanding.

    For additional information concerning the KCPL Acquisition, see the Form
S-4.

                           FORWARD-LOOKING STATEMENTS

    For information concerning forward-looking statements in this Prospectus Supplement and the accompanying Prospectus and their qualification for safe harbors from liability, see "Forward-Looking Statements" in the accompanying Prospectus.

                                USE OF PROCEEDS

    The net proceeds from the sale of the Notes will be used for repayment of short-term indebtedness incurred in connection with investments in unregulated operations, the redemption of preferred securities and other general corporate purposes. See the Company's Form 10-K/A incorporated by reference herein and in the accompanying Prospectus. As of June 30, 1998, the Company had approximately $728 million of short-term indebtedness outstanding. As of the same date, such short-term indebtedness had a weighted average interest rate of approximately 5.98% per annum and maturities of less than a year from the date of issuance. Pending the use of proceeds described above, the Company may temporarily invest such proceeds in short-term, interest bearing obligations.

                         SUMMARY FINANCIAL INFORMATION

    The summary financial information of the Company set forth below should be read in conjunction with the financial statements and other financial information incorporated by reference herein.

                                    TWELVE MONTHS
                                   ENDED MARCH 31,                     FOR THE YEARS ENDED DECEMBER 31,
                                   ----------------  --------------------------------------------------------------------
                                    1998(1)(2)(3)    1997(1)(2)(3)     1996          1995        1994(4)         1993
                                   ----------------  ------------  ------------  ------------  ------------  ------------
                                                                   (DOLLARS IN THOUSANDS)
CONSOLIDATED INCOME SUMMARY:
  Sales..........................    $  1,907,910     $2,151,765   $  2,046,827  $  1,744,274  $  1,764,769  $  2,028,411
  Income From Operations.........         106,214        142,925        388,553       373,721       370,672       370,338
  Income Before Interest and
    Taxes........................       1,042,552      1,065,964        403,860       392,378            (6)           (6)
  Net Income.....................         483,529        494,094        168,950       181,676       187,447       177,370

  Ratio of Earnings to Fixed
    Charges(5)...................           4.17x          4.31x          2.16x         2.41x         2.65x         2.36x

------------------------

(1) In November 1997, the Company acquired an approximate 82.4% equity interest in Protection One. The Company paid approximately $258 million in cash and contributed the majority of its existing security alarm monitoring business net assets to Protection One in connection with this acquisition.

(2) In November 1997, the Company acquired a 45% ownership interest in ONEOK in exchange for contributing substantially all of its regulated and unregulated natural gas business to ONEOK.

(3) During the third quarter of 1997, the Company sold its investment in Tyco International Ltd. and recorded a gain of approximately $519 million net of tax.

(4) Information reflects the sale of the Missouri natural gas properties on January 31, 1994.

(5) For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of net income plus interest charges, income taxes, and the estimated interest component of rents. "Fixed charges" consists of interest charges and the estimated interest component of rents.

(6) Information not available due to changing financial statement presentation from traditional "Utility Company Format" to "Commercial Enterprise Format" for periods ending December 31, 1997, 1996 and 1995.

                                                                                               AS OF MARCH 31, 1998
                                                                                              ----------------------
                                                                                               AMOUNT      PERCENT
                                                                                              ---------  -----------

                                                                                              (DOLLARS IN MILLIONS)
CONSOLIDATED CAPITALIZATION SUMMARY(1):
  First mortgage and pollution control bonds (net of premium/discount and amortization).....  $   1,341        30.0%
  Other long-term debt......................................................................        822        18.4
  Preferred and preference stock............................................................         75         1.7
  Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding
    solely Company subordinated debentures..................................................        220         4.9
  Common stock equity.......................................................................      2,017        45.0
                                                                                              ---------       -----
    Total capitalization....................................................................  $   4,475       100.0%
                                                                                              ---------       -----
                                                                                              ---------       -----
  Short-term debt...........................................................................  $     471      --

------------------------

(1) Does not reflect the sale of the Notes or the use of proceeds therefrom.

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The following summary unaudited pro forma combined financial information summarizes the consolidated historical income and capitalization information for the Company and KCPL on a pro forma basis as of and for the three month period ended March 31, 1998. The pro forma adjustments reflect the combination of the Company and KCPL given certain assumptions, including an estimate of total consideration paid for KCPL to be $31.00 per common share. Pro forma balance sheet adjustments reflected in the capitalization summary include goodwill, minority interests and the redemption of preferred stock with long-term debt. Pro forma income summary adjustments include goodwill amortization, interest expense and income taxes. The pro forma adjustments are based on preliminary assumptions and estimates made by management. The actual purchase price allocation, consideration exchanged and related adjustments for KCPL may differ from that reflected in the summary unaudited pro forma combined financial information based on fair values at the closing date. For additional information concerning the KCPL Acquisition, see the Form S-4.

                                                          FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1998
                                                         --------------------------------------------------
                                                           COMPANY       KCPL       PRO FORMA    PRO FORMA
                                                         (HISTORICAL) (HISTORICAL) ADJUSTMENTS   COMBINED
                                                         -----------  -----------  -----------  -----------

                                                                       (DOLLARS IN THOUSANDS)
PRO FORMA COMBINED INCOME SUMMARY:
  Sales................................................   $ 382,343    $ 195,635       --        $ 577,978
  Income From Operations...............................      66,586       38,167    $  (6,714)      98,039
  Income Before Interest and Taxes.....................      89,961       32,076      (12,464)     109,573
  Net Income...........................................      30,468       14,366      (14,466)      30,368
  Ratio of Earnings to Fixed Charges(1)................        4.17x(2)       2.58x(2)     --         3.54x(2)

------------------------

(1) For purposes of computing the ratio of earnings to fixed charges, "earnings" consists of net income plus interest charges, income taxes, and the estimated interest component of rents. "Fixed charges" consists of interest charges and the estimated interest component of rents.

(2) Represents the ratios for the 12-month period ended March 31, 1998.

                                                                            AS OF MARCH 31, 1998
                                                      -----------------------------------------------------------------
                                                        COMPANY       KCPL        PRO FORMA     PRO FORMA
                                                      (HISTORICAL) (HISTORICAL)  ADJUSTMENTS    COMBINED      PERCENT
                                                      -----------  -----------  -------------  -----------  -----------

                                                                            (DOLLARS IN MILLIONS)
PRO FORMA COMBINED CAPITALIZATION SUMMARY:
  Long-term Debt (net)..............................   $   2,163    $     941     $     115     $   3,219         45.7%
  Preferred and Preference Stock....................          75           89          (114)           50          0.7
  Company-obligated mandatorily redeemable preferred
    securities of subsidiary trusts holding solely
    Company subordinated debentures.................         220          150        --               370          5.3
  Common stock equity...............................       2,017          869           523         3,409         48.3
                                                      -----------  -----------        -----    -----------       -----
    Total...........................................   $   4,475    $   2,049     $     524     $   7,048        100.0%
                                                      -----------  -----------        -----    -----------       -----
                                                      -----------  -----------        -----    -----------       -----
  Short-term Debt...................................   $     471    $      27        --         $     498       --

                              DESCRIPTION OF NOTES

GENERAL

    The Notes constitute a series of Debt Securities as defined in the accompanying Prospectus. At the date of this Prospectus Supplement, there were no Debt Securities outstanding. The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus under the heading "Description of Debt Securities," to which description reference is hereby made.

    The Notes will mature on August 15, 2018 (the "Final Maturity Date"). On August 15, 2003, the holders of the Notes will be entitled to receive 100% of the principal amount thereof from either (i) the exercise by the Callholder of the Call Option or (ii) in the event the Callholder does not exercise the Call Option or for any reason does not pay the Call Price to the Indenture Trustee when required, the exercise by the Indenture Trustee for and on behalf of the holders of the Notes of the Put Option. The Indenture Trustee will exercise the Put Option without the consent of, or notice to, the holders of the Notes.

    The principal amount of Notes will be $400,000,000 and the Notes will be issuable only in registered form.

    The Notes will initially be represented by global securities deposited with, or on behalf of, DTC and will not be issued as individual definitive securities to their purchasers. Consequently, unless and until such individual definitive securities are issued, such purchasers will not be recognized as holders of the Notes under the Indenture and DTC will be the sole holder for all purposes under the Indenture and the Notes. Hence, unless and until individual definitive securities are issued, such purchasers will only be able to exercise the rights of holders of the Notes indirectly through DTC and its respective participating organizations and, as a result, the ability of any such purchaser to pledge the Notes to persons or entities that do not participate in DTC's system, or to otherwise act with respect to the Notes, may be limited. See "Book-Entry" in the accompanying Prospectus.

    The Notes will bear interest from the date of initial issuance at the rate of 6.25% per annum to August 15, 2003. If the Callholder elects to purchase the Notes pursuant to the Call Option and pays the Call Price when due, the Calculation Agent will reset the interest rate effective on the Coupon Reset Date, pursuant to the Coupon Reset Process described below. In such circumstances, (i) the Notes will be purchased by the Callholder, in whole but not in part, on the Coupon Reset Date, at 100% of the principal amount thereof, on the terms and subject to the conditions described herein, and (ii) on and after the Coupon Reset Date, the Notes will bear interest at the rate determined by the Calculation Agent in accordance with the procedures set forth below (the "Coupon Reset Process"). See "--Coupon Reset Process."

    If the Callholder for any reason does not purchase the Notes on the Coupon Reset Date, the Indenture Trustee will be required pursuant to the terms of the Notes to exercise the Put Option without the consent of, or notice to, the holders of the Notes and, upon such exercise, the Company will be required on the Coupon Reset Date to repurchase the Notes from the holders thereof at 100% of the principal amount thereof. See "--Call Option; Put Option."

    Interest will be payable on the Notes on February 15 and August 15 of each year (each, an "Interest Payment Date"), commencing February 15, 1999, to the holders of record at the close of business on the February 1 and August 1 immediately preceding the applicable Interest Payment Date. Principal and interest are payable at the office or agency of the Company. For so long as the Notes are registered in the name of DTC, or its nominee, the principal and interest due on the Notes will be payable by the Company or its agent to DTC, or its nominee, for payment to its Participants (as defined in the accompanying Prospectus) for subsequent disbursement to the beneficial owners. Interest will be computed on a basis of a 360-day year consisting of twelve 30-day months.

    The Notes will be issued in denominations of $1,000 and integral multiples thereof.

CALL OPTION; PUT OPTION

    (1) CALL OPTION. Pursuant to the terms of the Notes, the Callholder or its assignee has the right to purchase the Notes in whole but not in part on the Coupon Reset Date (the "Call Option"), at a price equal to 100% of the principal amount thereof (the "Call Price"), by giving notice to the Indenture Trustee (the "Call Notice"). The Call Notice shall be given to the Indenture Trustee, in writing, no later than fifteen calendar days prior to the Coupon Reset Date. In the event the Callholder exercises the Call Option, (a) not later than 2:00 p.m. New York time on the Business Day (as defined below) prior to the Coupon Reset Date, the Callholder shall deliver the Call Price in immediately available funds to the Indenture Trustee for payment on the Coupon Reset Date (provided, however, that if the Company is the assignee of the Call Option, the Company shall so deliver the Call Price in immediately available funds to the Indenture Trustee for such payment on or prior to 12:00 noon New York time on the Coupon Reset Date) and (b) the holders of the Notes shall be required to deliver, and will be deemed to have delivered, the Notes to the Callholder against payment therefor on the Coupon Reset Date through the facilities of DTC. "Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in the City of New York are authorized or obligated by law, executive order or governmental decree to be closed.

    If the Callholder elects to exercise the Call Option, the obligation of the Callholder to pay the Call Price is subject to the various conditions precedent including the following: (a) that, since the date of the Call Notice, (i) no Event of Default (as defined in the Indenture) with respect to the Notes shall have occurred and be continuing; (ii) the Company shall not have determined in its sole discretion that a Market Disruption Event (as defined herein) shall have occurred, and (iii) at least three Dealers (as defined herein) shall have submitted timely Bids (as defined herein) substantially in the manner described under "--Coupon Reset Process," and (b) the Company shall have received from counsel to the Company (which counsel may be an employee of the Company) on or prior to 2:00 p.m. New York time on the Business Day immediately preceding the Coupon Reset Date an opinion of counsel to the effect that, after giving effect to the Coupon Reset Process (including the establishment of the Coupon Reset Rate as the new interest rate on the Notes), the Notes will be valid and legally binding obligations of the Company. No holder of Notes or any interest therein will have any rights or claims against the Callholder as a result of the Callholder purchasing or not purchasing the Notes.

    (2) PUT OPTION. If the Call Option has not been exercised, or in the event that the Callholder is not required or for any reason does not deliver the Call Price to the Indenture Trustee when due, the option to put the Notes to the Company pursuant to the terms of the Notes will be automatically exercised for and on behalf of the holders of the Notes by the Indenture Trustee (the "Put Option"). Upon exercise of the Put Option, the Company will be required to purchase all of the Notes on the Coupon Reset Date, at a purchase price equal to 100% of the principal amount thereof (the "Put Redemption Price"). If the Indenture Trustee exercises the Put Option, (a) the Company will deliver to the Indenture Trustee not later than 12:00 noon New York time on the Coupon Reset Date the Put Redemption Price, and (b) the holders of Notes will be required to deliver, and will be deemed to have delivered, the Notes to the Company against payment therefor on the Coupon Reset Date through the facilities of DTC. No holder of Notes or any interest therein will have the right to consent or object to the Indenture Trustee's duty to exercise the Put Option.

COUPON RESET PROCESS

    Pursuant to the terms of the Notes, Warburg Dillon Read LLC has been appointed the "Calculation Agent" for the Notes. If the Callholder exercises the Call Option as set forth above under "--Call Option; Put Option," the Company and the Calculation Agent shall complete the following steps in order to determine the interest rate to be paid on the Notes from and including the Coupon Reset Date to the Final Maturity Date. The Company and the Calculation Agent will use reasonable efforts to cause the actions contemplated below to be completed in as timely a manner as possible.

        (1) The Company shall provide the Calculation Agent with a list (the "Dealer List"), no later than seven Business Days prior to the Coupon Reset Date, containing the names and addresses of at least five dealers, one of which shall be Warburg Dillon Read LLC, from which it desires the Calculation Agent to obtain the Bids (as defined below) for the purchase of the Notes.

        (2) Within one Business Day following receipt by the Calculation Agent of the Dealer List, the Calculation Agent shall provide to each dealer ("Dealer") on the Dealer List (a) a copy of this Prospectus Supplement and the accompanying Prospectus relating to the offering of the Notes, (b) a copy of the form of Notes and (c) a written request that each such Dealer submit a Bid to the Calculation Agent by 12:00 noon New York time (the "Bid Deadline") on the third Business Day prior to the Coupon Reset Date (the "Bid Date"). "Bid" shall mean an irrevocable written offer given by a Dealer for the purchase of the Notes settling on the Coupon Reset Date, and shall be quoted by such Dealer as a stated yield to maturity on the Notes ("Yield to Maturity"). Each Dealer shall be provided with (a) the name of the Company, (b) an estimate of the Purchase Price (as defined below) (which shall be stated as a US Dollar amount and be calculated by the Calculation Agent in accordance with clause (3) below), (c) the principal amount and maturity of the Notes and (d) the method by which interest will be calculated on the Notes.

        (3) The purchase price to be paid by any Dealer for the Notes (the "Purchase Price") shall be equal to (a) the principal amount of the Notes plus (b) a premium (the "Notes Premium") which shall be equal to the excess, if any, of (i) the discounted present value to the Coupon Reset Date of a bond with a maturity of August 15, 2018 which has an interest rate of 5.44%, semi-annual interest payments on each February 15 and August 15 commencing February 15, 2004 and a principal amount of $400,000,000, and assuming a discount rate equal to the Treasury Rate, over (ii) $400,000,000. "Treasury Rate" means the per annum rate equal to the offer side yield to maturity of the current on-the-run 10-year United States Treasury security per Telerate page 500 at 11:00 a.m. New York time on the Bid Date (or such other date or time that may be agreed upon by the Company and the Calculation Agent) or, if such rate does not appear on Telerate page 500 at such time, the rates on GovPx End-of-Day Pricing at 3:00 p.m. on the Bid Date.

        (4) Following receipt of the Bids, the Calculation Agent shall provide written notice to the Company, setting forth (a) the names of each of the Dealers from whom the Calculation Agent received Bids on the Bid Date, (b) the Bid submitted by each such Dealer and (c) the Purchase Price as determined pursuant to paragraph (3) above. Except as provided below, the Calculation Agent shall thereafter select from the Bids received the Bid with the lowest Yield to Maturity (the "Selected Bid") and establish the Coupon Reset Rate (the "Coupon Reset Rate") equal to the interest rate which would amortize the Notes Premium fully over the term of the Notes at the Yield to Maturity indicated by the Selected Bid; provided, however, that if the Calculation Agent has not received a Bid from a Dealer by the Bid Deadline, the Selected Bid shall be the lowest of all Bids received by such time; provided, further, however, that if any two or more of the lowest Bids submitted are equivalent, the Company shall, in its sole discretion, select one or more of such equivalent Bids (and such selected Bid or Bids shall be the Selected Bid).

        (5) Immediately after calculating the Coupon Reset Rate, the Calculation Agent shall provide written notice to the Company and the Indenture Trustee setting forth the Coupon Reset Rate. The Company shall thereafter establish the Coupon Reset Rate as the new interest rate on the Notes, effective from and including the Coupon Reset Date, by delivery to the Indenture Trustee on or before the Coupon Reset Date of an officer's certificate.

        (6) The Callholder shall sell the Notes to the Dealer or Dealers that made the Selected Bid at the Purchase Price, such sale to be settled on the Coupon Reset Date in immediately available funds.

    Notwithstanding the foregoing, if (a) the Company in its sole discretion determines that, since the date of the Call Notice, a Market Disruption Event shall have occurred, (b) the Calculation Agent determines that, since the date of the Call Notice, (i) an Event of Default with respect to the Notes shall have occurred or (ii) at least three Dealers have failed to provide Bids in a timely manner substantially as provided above, or
(c) the Company shall not have received from counsel to the Company (which counsel may be an employee of the Company) on or prior to 2:00 p.m. New York time on the Business Day immediately preceding the Coupon Reset Date an opinion of counsel to the effect that, after giving effect to the Coupon Reset Process (including the establishment of the Coupon Reset Rate as the new interest rate of the Notes), the Notes will be valid and legally binding obligations of the Company, the Call Option will automatically terminate, and the Indenture Trustee will exercise the Put Option on behalf of the holders of the Notes. "Market Disruption Event" shall mean any of the following: (a) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices on such exchange; (b) a general moratorium on commercial banking activities declared by either federal or New York State authorities; (c) any material adverse change in the existing financial, political or economic conditions in the United States of America; (d) an outbreak or escalation of major hostilities involving the United States of America or the declaration of a national emergency or war by the United States of America; or (e) any material disruption of the US government securities market, US corporate bond market, or US federal wire system.

    In addition, the Callholder will be released from all obligations under the Call Option if (a) an Event of Default shall have occurred at any time after the issue date of the Notes or (b) indebtedness for money borrowed of the Company, other than the Notes, shall have been accelerated at any time after the issue date of the Notes in the amount of $50.0 million or more and such acceleration shall not have been rescinded or annulled.

    The terms of the Notes provide that the Calculation Agent may resign at any time as Calculation Agent, such resignation to be effective ten Business Days after the delivery to the Company and the Indenture Trustee of notice of such resignation. In such case, the Company may appoint a successor Calculation Agent.

    The Calculation Agent, in its individual capacity, may buy, sell, hold and deal in Notes and may exercise any vote or join in any action which any holder of Notes may be entitled to exercise or take as if it were not the Calculation Agent. The Calculation Agent, in its individual capacity, may also engage in any transaction with the Company as if it were not the Calculation Agent.

SETTLEMENT ON EXERCISE OF THE PUT AND CALL OPTIONS

    If the Callholder has exercised the Call Option, then, on the Coupon Reset Date, all beneficial interests in the Notes will be transferred to a DTC account designated by the Callholder. The transfers will be made automatically, without any action on the part of any holder or beneficial owner, by book-entry through DTC. The Callholder will be obligated to make payment of the Call Price in immediately available funds for credit to the accounts of the DTC Participants through which beneficial interests in the Notes are held by 2:00 p.m. New York time on the Business Day prior to the Coupon Reset Date; provided, however, that if the Company is the assignee of the Call Option, the Company shall make payment of the Call Price in immediately available funds by 12:00 noon New York time on the Coupon Reset Date. Each transfer will be made against the corresponding payment, and each payment will be made against the corresponding transfer, in accordance with applicable DTC procedures. If the Callholder fails to pay the Call Price when due, the Call Option will be deemed not to have been exercised and the Put Option will be deemed to have been automatically exercised. In these circumstances, the Company will be obligated to pay the Put Redemption Price for the Notes on the Coupon Reset Date, with settlement occurring as described in the next paragraph. In any event, the Company will remain obligated to make payment of accrued and unpaid interest due on the Notes on the Coupon Reset Date, such interest being payable to the holders of the Notes on the record date for such interest payment date.

    If the Call Option is not exercised or the Callholder for any reason does not pay the Call Price when due, and the Put Option is therefore exercised, then, on the Coupon Reset Date, all beneficial interests in the Notes will be transferred to a DTC account designated by the Company. The transfers will be made automatically, without any action on the part of any holder or beneficial owner, by book-entry through DTC. The Company will be obligated to make payment of the Put Redemption Price for credit to the accounts of the DTC Participants through which beneficial interests in the Notes are held by 12:00 noon New York time on the Coupon Reset Date. Each transfer will be made against the corresponding payment, and each payment will be made against the corresponding transfer, in accordance with applicable DTC procedures. If the Company fails to pay the Put Redemption Price when due, accrued interest from the Coupon Reset Date to the date the payment is made will be payable as part of the Put Redemption Price. With respect to all the Notes, whether or not purchased pursuant to the Put Option, the Company will remain obligated to make payment of accrued and unpaid interest due on the Notes on the Coupon Reset Date, such interest being payable to the holders of the Notes on the record date for such interest payment date.

    The transactions described above will be executed through DTC in accordance with the procedures of DTC, and the accounts of the respective DTC Participants will be debited and credited and the Notes delivered by book-entry as necessary to effect the purchases and sales thereof. The transactions will settle in immediately available funds through DTC's Same-Day Funds Settlement System.

    The settlement procedures described above, including those for payment for and delivery of the Notes purchased by the Callholder or the Company on the Coupon Reset Date, may be modified, notwithstanding any contrary terms of the Indenture, to the extent required by DTC or, if the book-entry system is no longer available for the Notes at the relevant time, to the extent required to facilitate these transactions in the Notes in certificated form. In addition, the Callholder and the Company may, notwithstanding any contrary terms of the Indenture, modify the settlement procedures referred to above in order to facilitate the settlement process.

    For further information with respect to payments, transfers and settlement through DTC, see "Book-Entry" in the accompanying Prospectus.

SUCCESSOR OBLIGOR

    It is intended that the Notes will remain the obligations of the Company and not of any of its subsidiaries upon the consummation of the KCPL Acquisition and the related assumption of certain indebtedness of the Company by Westar Energy. Therefore, although the Notes are subject to the provisions described in the accompanying Prospectus under "Description of Debt Securities--Successor Obligor," such provisions will not apply in the case of the consummation of the KCPL Acquisition.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

    The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the Notes by an initial holder of Notes who purchases the Notes at the "issue price" on the original issue date of the Notes (the "Original Issue Date"). The "issue price" of a Note will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Notes is sold for money. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect. Moreover, it deals only with purchasers who hold the Notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding the Notes as a hedge against currency risk or as a position in a "straddle," "conversion" or another integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. In addition, this discussion only addresses the U.S. federal income tax consequences of the Notes until the Coupon Reset Date.

    As used herein, the term "U.S. Holder" means a beneficial owner of the Notes, that is, for U.S. federal income tax purposes, (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations and certain partnerships that have one or more partners who are not U.S. persons), (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to substantial decisions. As used herein, the term "Foreign Holder" means a beneficial owner of a Note, that is, for U.S. federal income tax purposes, (1) a nonresident alien individual,
(2) a foreign corporation, (3) a nonresident alien fiduciary of a foreign estate or trust or (4) a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

    Because the Notes are subject to mandatory redemption from the existing holders on the Coupon Reset Date, through either the exercise of the Call Option by the Callholder, or in the event the Callholder does not exercise the Call Option (or for any reason does not pay the Call Price), through the automatic exercise of the Put Option on behalf of the holders, the Company intends to treat the Notes as maturing on the Coupon Reset Date for U.S. federal income tax purposes and as being reissued on the Coupon Reset Date should the Callholder purchase the Notes. By purchasing the Notes, a holder agrees to follow such treatment for U.S. federal income tax purposes. Because no debt instrument closely comparable to the Notes has been the subject of any Treasury regulation, revenue ruling or judicial decision, the U.S. federal income tax treatment of the Notes is not certain. No ruling on any of the issues discussed below will be sought from the Internal Revenue Service ("IRS" or "Service"). Accordingly, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are uncertain, and no assurance can be given that the IRS or the courts will agree that the Notes should be treated as maturing on the Coupon Reset Date.

    INVESTORS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISERS TO DETERMINE THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES. EXCEPT WHERE INDICATED TO THE CONTRARY, THE FOLLOWING DISCUSSION ASSUMES THAT THE COMPANY'S TREATMENT OF THE NOTES WILL BE RESPECTED FOR U.S. FEDERAL INCOME TAX PURPOSES.

TAX TREATMENT OF U.S. HOLDERS

    Interest on the Notes will be taxable as ordinary income for U.S. federal income tax purposes. Each U.S. Holder should therefore include in income the interest paid or accrued on the Notes in accordance with its usual method of accounting. The Company does not anticipate that the initial issuance of the Notes would result in original issue discount ("OID"), generally defined as the excess of the stated redemption price at the maturity of the Notes over its issue price. However, if a Note is issued with OID and such OID is greater than the statutory DE MINIMIS amount (generally, 1/4 of one percent of the Notes' stated redemption price at the Coupon Reset Date multiplied by the number of complete years to the Coupon Reset Date from the issue date), the holder of such debt instrument issued with OID generally will be required to recognize as ordinary income the amount of OID on the debt instrument as such discount accrues, in accordance with the constant yield method. Upon the sale, exchange, redemption or other disposition by a U.S. Holder of Notes, the U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized from the disposition of the Notes (exclusive of amounts attributable to the payment of accrued interest not previously included in income, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the Notes at the time of the sale, exchange, redemption or other disposition. The adjusted tax basis of the Notes generally will equal the U.S. Holder's purchase price for such Notes, increased by any OID previously includable in the U.S. Holder's income with respect to the Notes, and reduced by the principal payments previously received with respect to the Notes. Gain or loss on the sale, exchange, redemption or other disposition of a Note would generally be capital gain or loss. In the case of U.S. Holder who is an individual, any capital gain recognized on the disposition of the Notes will generally be subject to U.S. federal income tax at a maximum rate of 20% provided such holder's holding period in the Notes is more than one year at the time of such sale, exchange, redemption or other disposition. The deductibility of capital losses is subject to certain limitations.

    It is possible that the Service could contend that the Notes mature on the Final Maturity Date rather than the Coupon Reset Date. Because of the Coupon Reset Process, if the Notes were treated as maturing on the Final Maturity Date, holders would be subject to certain Treasury Regulations dealing with contingent payment debt obligations (the "Contingent Payment Debt Regulations"). In such case, the timing and character of income on the Notes would be significantly affected. Under the Contingent Payment Debt Regulations, U.S. Holders would be required (regardless of their usual method of tax accounting) to include in income OID for each interest accrual period in an amount equal to the product of the adjusted issue price of the Notes at the beginning of each interest accrual period and a projected yield to maturity on the Notes. The projected yield to maturity would be based on the "comparable yield" (I.E., the yield at which the Company would issue a fixed rate debt instrument maturing on the Final Maturity Date, with terms and conditions otherwise similar to those of the Notes). In addition, if the Contingent Payment Debt Regulations applied, any gain recognized on the sale of Notes would be treated as interest income, while any losses would generally be ordinary to the extent of previously accrued OID, and any excess would be treated as capital loss. In particular, upon a sale of a Note (other than through exercise of the Call Option), the IRS could take the position that the gain or loss with respect to the Call Option and the gain or loss with respect to the debt obligation must be separately determined, in which case any deemed loss with respect to the Call Option would be treated as a capital loss, and a corresponding amount of additional ordinary income would need to be recognized by the U.S. Holder with respect to the sale. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

TAX TREATMENT OF FOREIGN HOLDERS

    A Foreign Holder will not be subject to U.S. federal income or withholding tax on payments of principal, premium (if any) or interest (including OID and accruals under the Contingent Payment Debt Regulations, if any) on a Note, unless such Foreign Holder owns, actually or constructively, 10% or more of the total combined voting power of the Company, is a controlled foreign corporation related to the

Company through stock ownership or is a bank receiving interest described in section 881(c)(3)(A) of the Code. Sections 871(h) and 881(c) of the Code, and applicable Treasury regulations, require that, in order to obtain the exemption from withholding tax described above, either the beneficial owner of the Note, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Note on behalf of such beneficial owner, file a statement with the withholding agent to the effect that the beneficial owner of the Note is not a U.S. person. In general, such requirement will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8, under penalties of perjury, that it is not a U.S. person and provides its name and address, and any Financial Institution holding the Note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such statement from the Foreign Holder (and furnishes the withholding agent with a copy thereof).

    Generally, a Foreign Holder will not be subject to U.S. federal income tax on any amount which constitutes gain upon retirement or disposition of a Note, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the Foreign Holder. Certain other exceptions may be applicable, and a Foreign Holder should consult its tax advisers in this regard.

    If a Foreign Holder of a Note is engaged in a trade or business in the United States, and if interest (including OID, if any) or gain on the Note is effectively connected with the conduct of such trade or business, the Foreign Holder, although exempt from the withholding tax discussed above, will generally be subject to regular U.S. income tax on interest and on any gain realized on the sale, exchange or other disposition of a Note in the same manner as if it were a U.S. Holder. In lieu of the statement described above, such Foreign Holder will be required to provide to the Company a properly executed Form 4224 (or successor form) in order to claim an exemption from withholding tax. In addition, if such Foreign Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on and any gain recognized on the sale, exchange or other disposition of a Note will be included in the effectively connected earnings and profits of such Foreign Holder if such interest or gain, as the case may be, is effectively connected with the conduct by the Foreign Holder of a trade or business in the United States.

    The Notes will not be includable in the estate of a Foreign Holder unless the individual owns, actually or constructively, 10% or more of the total combined voting power of the Company or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    A holder may be subject to a backup withholding tax of 31% on interest and other "reportable payments" (including, under certain circumstances, principal payments and sales proceeds) paid with respect to the Notes if, in general, the holder fails to comply with certain certification procedures and is not an exempt recipient under applicable provisions of the Code.

    The United States Treasury Department has recently issued final regulations (the "Final Regulations") which make modifications to the withholding, backup withholding and information reporting rules described above. The Final Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective investors are urged to consult their own tax advisers regarding the Final Regulations.

SUMMARY

    This discussion is intended to be a general summary. Due to the complexity of the rules described above, the current uncertainty as to the manner of their application to the holders and possible changes in law, it is particularly important that each holder consult with its own tax advisers regarding the tax treatment of the acquisition, ownership and disposition of the Notes under the laws of the United States and those of any state, local or foreign taxing jurisdiction.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Agreement") between the Company and the Underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                                       OF NOTES
----------------------------------------------------------------------------  ----------------
Warburg Dillon Read LLC.....................................................   $  120,000,000
Salomon Brothers Inc........................................................      120,000,000
Bear, Stearns & Co. Inc.....................................................       60,000,000
First Union Capital Markets, a division of
  Wheat First Securities, Inc...............................................       60,000,000
BT Alex. Brown Incorporated.................................................       20,000,000
CIBC Oppenheimer Corp.......................................................       20,000,000
                                                                              ----------------
    Total...................................................................   $  400,000,000
                                                                              ----------------
                                                                              ----------------

    Under the terms and conditions of the Purchase Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

    The Underwriters have advised the Company that the Notes will initially be offered to the public by the Underwriters at the public offering price set forth on the cover hereof under "Initial Public Offering Price," and to certain dealers at such price less a concession of 0.35% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not exceeding 0.25% of the principal amount of the Notes on sales to certain other dealers. After the initial public offering, the offering price, the concession and the reallowance may be changed by the Underwriters.

    The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but are not obligated to do so and may discontinue market making at any time without notice.

    The Company has agreed in the Purchase Agreement to indemnify each of the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

    The Underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the Notes in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment transactions involve syndicate sales in excess of the offering size creating a syndicate short position. Stabilizing transactions permit bids to purchase the Notes so long as the bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction. Such over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    In the ordinary course of business certain of the Underwriters and their affiliates have engaged and may in the future engage in investment banking transactions with the Company and certain of its affiliates.

                                 LEGAL MATTERS

    For further information, see "Legal Opinions" in the accompanying
Prospectus.

                                    EXPERTS

    The consolidated financial statements of Western Resources, Inc. incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

    The financial statements included in KCPL's Annual Report on Form 10-K for the year ended December 31, 1997 incorporated by reference in this Prospectus and in the Registration Statement as an exhibit to the Company's July 13, 1998 Form 8-K, have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein, in reliance upon the authority of said firm as experts in giving said reports.

                                  $800,000,000

                            WESTERN RESOURCES, INC.

                                DEBT SECURITIES

                               ------------------

    Western Resources, Inc. (the "Company") intends from time to time to issue up to $800,000,000 aggregate principal amount of its senior, unsecured debt securities (the "Debt Securities"), in one or more series, on terms to be determined at the time or times of sale. At each time that Debt Securities (the "Offered Securities") are offered for which this Prospectus is being delivered, there will be an accompanying Prospectus Supplement (the "Prospectus Supplement") that sets forth the series designation, aggregate principal amount, maturity or maturities, rate or rates and times of payment of interest, redemption terms, any sinking fund terms, any conversion, exchange or put terms, and any other special terms of the Offered Securities. The Debt Securities will be offered as set forth under "Plan of Distribution." See "Description of Debt Securities."

    The Debt Securities will be effectively subordinated to all secured debt of the Company, including its First Mortgage Bonds. The Debt Securities will also be structurally subordinated to all secured and unsecured indebtedness of the Company's subsidiaries.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS JULY 29, 1998.

                           FORWARD-LOOKING STATEMENTS

    Certain matters discussed in this Prospectus or in documents incorporated by reference herein are "forward-looking statements." The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. Forward-looking statements may include words like the Company "believes," "anticipates," "expects" or words of similar meaning. Forward-looking statements describe the Company's future plans, objectives, expectations or goals. Such statements address future events and conditions concerning, among other things, capital expenditures, earnings, litigation, rate and other regulatory matters, possible corporate restructurings, mergers, acquisitions, dispositions, liquidity and capital resources, interest and dividend rates, environmental matters, changing weather, nuclear operations and accounting matters. What happens in each case could vary materially from what the Company expects because of such matters including, without limitation, electric utility deregulation, including ongoing state and federal activities; future economic conditions; constraints on availability of energy for purchase; legislative developments; the Company's regulatory and competitive markets; and other circumstances affecting anticipated operations, revenues and costs. See the Company's 1997 Form 10-K/A and the Form S-4 (each as defined below).

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements, and other information filed by the Company, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its Regional Offices at 7 World Trade Center, 13th Floor, New York, N.Y. 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and by accessing the Commission's Web site, http://www.sec.gov. Certain securities of the Company are listed on the New York Stock Exchange (the "NYSE"), and reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, N.Y. 10005. Kansas City Power & Light Company ("KCPL") has securities listed on the NYSE and on the Chicago Stock Exchange (the "CSE"). Because KCPL is also subject to the informational requirements of the 1934 Act and has securities listed on the NYSE, information concerning KCPL is available from the same sources as given above with respect to the Company. Furthermore, information concerning KCPL is available at the offices of the CSE, 440 South LaSalle Street, Chicago, Illinois 60605.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission are incorporated herein by reference as of their respective dates of filing and shall be deemed to be a part hereof:

        1. The Company's Annual Report on Form 10-K/A (File No. 1-3523) for the year ended December 31, 1997 (the "Company's 1997 Form 10-K/A").

        2. The Company's Quarterly Report on Form 10-Q (File No. 1-3523) for the quarter ended March 31, 1998.

        3. The Company's Current Reports on Form 8-K (File No. 1-3523) filed January 5, 1998, March 23, 1998 and July 13, 1998 (the "Company's July 13, 1998 Form 8-K").

        4. The Company's Registration Statement on Form S-4 (File No. 333-56369) (the "Form S-4").

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of this offering shall also be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this Prospectus (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to Richard D. Terrill, Esq., Secretary of the Company, 818 Kansas Avenue, Topeka, Kansas 66612, (785) 575-6300.

                                 INFORMATION ON
                       KANSAS CITY POWER & LIGHT COMPANY

    While the Company has included or incorporated in this Prospectus by reference information concerning KCPL insofar as it is known or reasonably available to the Company, KCPL is not affiliated with the Company. Although the Company has no knowledge that would indicate that statements relating to KCPL contained or incorporated by reference in this Prospectus in reliance upon publicly available information are inaccurate or incomplete, the Company was not involved in the preparation of such information and statements and, for the foregoing reasons, is not in a position to verify any such information or statements. See "The Company."

                                  THE COMPANY

    The Company's primary business activities are providing electric generation, transmission and distribution services to approximately 614,000 customers in Kansas; providing security alarm monitoring services to approximately 1.3 million customers located throughout the United States; providing natural gas transmission and distribution services to approximately 1.4 million customers in Oklahoma and Kansas through its ownership of a 45% equity interest in ONEOK Inc. ("ONEOK"); and investing in international power projects. Rate regulated electric service is provided by KPL, a division of the Company, and Kansas Gas and Electric Company ("KGE"), a wholly owned subsidiary. Security services are provided by Protection One, Inc. ("Protection One"), a publicly traded, approximately 85%-owned subsidiary. KGE owns 47% of Wolf Creek Nuclear Operating Corporation, the operating company for Wolf Creek Generating Station.

    On February 7, 1997, the Company announced that it had entered into a merger agreement with KCPL, pursuant to which the Company will acquire KCPL. KCPL is a public utility engaged in the generation, transmission, distribution and sale of electricity to customers in western Missouri and eastern Kansas. On March 18, 1998, the Company and KCPL announced a restructuring of their February 7, 1997 merger agreement which will result in the formation of Westar Energy, Inc., a new electric company ("Westar Energy"). Under the terms of the merger agreement, the electric utility operations of the Company will be transferred to KGE, and KCPL and KGE will be merged into NKC, Inc., which will be renamed Westar Energy. Following the KCPL Acquisition, the Company will own approximately 80.1% of the issued and outstanding common stock of Westar Energy. The Company will be a holding company conducting all of its business through subsidiaries. In connection with the consummation of the KCPL Acquisition, up to $1.9 billion of the outstanding indebtedness of the Company and KGE will be assumed by Westar Energy. The Debt Securities will not be assumed by Westar Energy and will remain the obligations of the Company and not any of its subsidiaries upon consummation of the KCPL Acquisition.

    The Company was incorporated under the laws of the State of Kansas in 1924. The Company's principal executive offices are located at 818 Kansas Avenue, Topeka, Kansas 66612, and its telephone number is (785) 575-6300.

                                USE OF PROCEEDS

    Information concerning the use of proceeds from the sale of each series of the Debt Securities will be set forth in the Prospectus Supplement relating to such series.

                         DESCRIPTION OF DEBT SECURITIES

    The Debt Securities will be issued in one or more series under an Indenture (the "Indenture") between the Company and Bankers Trust Company, as Indenture Trustee, the form of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are qualified in their entirety by express reference to the Indenture and the Securities Resolutions or the indentures supplemental thereto (copies of which have been or will be filed with the Commission). Capitalized terms used in this section without definition have the meanings given such terms in the Indenture.

GENERAL

    The Indenture does not limit the amount of Debt Securities that can be issued thereunder and provides that the Debt Securities may be issued from time to time in one or more series pursuant to the terms of one or more Securities Resolutions or supplemental indentures creating such series. As of the date of this Prospectus, there were no Debt Securities outstanding under the Indenture. The Debt Securities will be unsecured and will rank on a parity with all other senior, unsecured debt of the Company, but will rank junior to the Company's outstanding secured indebtedness. The Debt Securities will be senior to any indebtedness of the Company which by its terms is made subordinate to the Debt Securities. Although the Indenture provides for the possible issuance of Debt Securities in other forms or currencies, the only Debt Securities covered by this Prospectus will be Debt Securities denominated in U.S. dollars in registered form without coupons.

    Substantially all of the fixed properties and franchises of the Company are subject to the lien of the Indenture of Mortgage and Deed of Trust, dated July 1, 1939, to Harris Trust and Savings Bank, as Trustee, as supplemented and amended, under which the Company's First Mortgage Bonds are outstanding (the "Mortgage"). Following consummation of the KCPL Acquisition, the Company's First Mortgage Bonds will be assumed by Westar Energy and substantially all of the fixed properties and franchises of Westar Energy will be subject to the lien of the Mortgage.

TERMS

    Reference is made to the Prospectus Supplement for the following terms, if applicable, of the Debt Securities offered thereby: (1) the designation, aggregate principal amount, currency or composite currency and denominations;
(2) the price at which such Debt Securities will be issued and, if an index formula or other method is used, the method for determining amounts of principal or interest; (3) the maturity date and other dates, if any, on which principal will be payable; (4) the interest rate (which may be fixed or variable), if any;
(5) the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest; (6) the manner of paying principal and interest; (7) the place or places where principal and interest will be payable; (8) the terms of any mandatory or optional redemption by the Company or any third party including any sinking fund; (9) the terms of any conversion or exchange; (10) the terms of any redemption at the option of Holders or put by the Holders; (11) any tax indemnity provisions; (12) if the Debt Securities provide that payments of principal or interest may be made in a currency other than that in which Debt Securities are denominated, the manner for determining such payments; (13) the portion of principal payable upon acceleration of a Discounted Security (as defined below); (14) whether and upon what terms Debt Securities may be defeased; (15) any events of default or covenants in addition to or in lieu of those set forth in the Indenture; (16) provisions for electronic issuance of Debt Securities or for Debt Securities in uncertificated form; and (17) any additional provisions or other special terms not inconsistent with the provisions of the Indenture, including any terms that may be required or advisable under United States or other applicable laws or regulations, or advisable in connection with the marketing of the Debt Securities. (Section 2.01)

    Debt Securities of any series may be issued as registered Debt Securities, bearer Debt Securities or uncertificated Debt Securities, and in such denominations as specified in the terms of the series. (Section 2.01)

    In connection with its original issuance, no bearer Security will be offered, sold or delivered to any location in the United States, and a bearer Security in definitive form may be delivered in connection with its original issuance only upon presentation of a certificate in a form prescribed by the Company to comply with United States laws and regulations. (Section 2.04)

    Registration of transfer of registered Debt Securities may be requested upon surrender thereof at any agency of the Company maintained for that purpose and upon fulfillment of all other requirements of the agent. (Sections 2.03 and 2.07)

    Securities may be issued under the Indenture as Discounted Debt Securities to be offered and sold at a substantial discount from the principal amount thereof. Special United States federal income tax and other considerations applicable thereto will be described in the Prospectus Supplement relating to such Discounted Debt Securities. "Discounted Debt Security" means a Security where the amount of principal due upon acceleration is less than the stated principal amount. (Section 2.10)

CERTAIN COVENANTS

    Any covenants which may apply to a particular series of Debt Securities will be described in the Prospectus Supplement relating thereto.

SUCCESSOR OBLIGOR

    The Indenture provides that, unless otherwise specified in the Securities Resolution establishing a series of Debt Securities, the Company shall not consolidate with or merge into, or transfer all or substantially all of its assets to, any person in any transaction in which the Company is not the survivor, unless: (1) the person is organized under the laws of the United States or a State thereof or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a State thereof; (2) the person assumes by supplemental indenture all the obligations of the Company under the Indenture, the Debt Securities and any coupons; (3) all required approvals of any regulatory body having jurisdiction over the transaction shall have been obtained; and (4) immediately after the transaction no Default (as defined) exists. The successor shall be substituted for the Company, and thereafter all obligations of the Company under the Indenture, the Debt Securities and any coupons shall terminate. (Section 5.01)

EXCHANGE OF DEBT SECURITIES

    Registered Debt Securities may be exchanged for an equal aggregate principal amount of registered Debt Securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the registered Debt Securities at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of such agent. (Section 2.07)

DEFAULT AND REMEDIES

    Unless the Securities Resolution establishing the series otherwise provides (in which event the Prospectus Supplement will so state), an "Event of Default" with respect to a series of Debt Securities will occur if:

        (1) the Company defaults in any payment of interest on any Debt Securities of such series when the same becomes due and payable and the Default continues for a period of 60 days;

        (2) the Company defaults in the payment of the principal and premium, if any, of any Debt Securities of such series when the same becomes due and payable at maturity or upon redemption, acceleration or otherwise and such Default shall continue for five or more days;

        (3) the Company defaults in the payment or satisfaction of any sinking fund obligation with respect to any Debt Securities of such series as required by the Securities Resolution establishing such series and the Default continues for a period of 60 days;

        (4) the Company defaults in the performance of any of its other agreements applicable to the series and the Default continues for 90 days after the notice specified below;

        (5) the Company pursuant to or within the meaning of any Bankruptcy Law:

           (A) commences a voluntary case,

           (B) consents to the entry of an order for relief against it in an involuntary case,

           (C) consents to the appointment of a Custodian for it or for all or substantially all of its property, or

           (D) makes a general assignment for the benefit of its creditors;

        (6) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

           (A) is for relief against the Company in an involuntary case,

           (B) appoints a Custodian for the Company or for all or substantially all of its property, or

           (C) orders the liquidation of the Company, and the order or decree
       remains unstayed and in         effect for 60 days; or

        (7) there occurs any other Event of Default provided for in such series. (Section 6.01)

    The term "Bankruptcy Law" means Title 11, U.S. Code or any similar Federal or State law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law. (Section 6.01)

    "Default" means any event which is, or after notice or passage of time would be, an Event of Default. A Default under subparagraph (4) above is not an Event of Default until the Trustee or the Holders of at least 33-1/3% in principal amount of the series notify the Company of the Default and the Company does not cure the Default within the time specified after receipt of the notice. (Section 6.01) The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Debt Securities of the series. (Section 7.01) Subject to certain limitations, Holders of a majority in principal amount of the Debt Securities of the series may direct the Trustee in its exercise of any trust or power with respect to such series. (Section 6.05) Except in the case of Default in payment on a series, the Trustee may withhold from Securityholders of such series notice of any continuing Default (except a Default in payment of principal, premium or interest) if the Trustee determines that withholding notice is in the interest of such Securityholders. (Section 7.04) The Company is required to furnish the Trustee annually a brief certificate as to the Company's compliance with all conditions and covenants under the Indenture. (Section 4.04)

    The failure to redeem any Debt Securities subject to a Conditional Redemption (as defined in the Indenture) is not an Event of Default if any event on which such redemption is so conditioned does not occur and is not waived before the scheduled redemption date. (Section 6.01)

    The Indenture does not have a cross-default provision. Thus, a default by the Company on any other debt, including any other series of Debt Securities, would not constitute an Event of Default.

AMENDMENTS AND WAIVERS

    The Indenture and the Debt Securities or any coupons of the series may be amended, and any default may be waived as follows: Unless the Securities Resolution otherwise provides (in which event the Prospectus Supplement will so state), the Debt Securities and the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Debt Securities of all series affected voting as one class. (Section 10.02) Unless the Securities Resolution otherwise provides (in which event the Prospectus Supplement will so state), a Default on a particular series may be waived with the consent of the Holders of a majority in principal amount of the Debt Securities of the series. (Section 6.04) However, without the consent of each Securityholder affected, no amendment or waiver may (1) reduce the amount of Debt Securities whose Holders must consent to an amendment or waiver, (2) reduce the interest on or change the time for payment of interest on any Debt Security, (3) change the fixed maturity of any Debt Security, (4) reduce the principal of any non-Discounted Security or reduce the amount of the principal of any Discounted Debt Security that would be due on acceleration thereof, (5) change the currency in which the principal or interest on a Debt Security is payable, (6) make any change that materially adversely affects the right to convert any Debt Security, or (7) waive any Default in payment of interest on or principal of a Debt Security. (Sections
6.04 and 10.02) Without the consent of any Securityholder, the Indenture or the Debt Securities may be amended: to cure any ambiguity, omission, defect or inconsistency; to provide for assumption of Company obligations to Securityholders in the event of a merger or consolidation requiring such assumption; to provide that specific provisions of the Indenture shall not apply to a series of Debt Securities not previously issued; to create a series and establish its terms; to provide for a separate Trustee for one or more series; or to make any change that does not materially adversely affect the rights of any Securityholder. (Section 10.01)

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    Debt Securities of a series may be defeased in accordance with their terms and, unless the Securities Resolution establishing the terms of the series otherwise provides, as set forth below. The Company at any time may terminate as to a series all of its obligations (except for certain obligations, including obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a Debt Security, to replace destroyed, lost or stolen Debt Securities and coupons and to maintain paying agencies in respect of the Debt Securities) with respect to the Debt Securities of the series and any related coupons and the Indenture ("legal defeasance"). The Company at any time may terminate as to a series its obligations with respect to any restrictive covenants which may be applicable to a particular series ("covenant defeasance").

    The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, a series may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, a series may not be accelerated by reference to any covenant which may be applicable to a series. (Section 8.01)

    To exercise either defeasance option as to a series, the Company must (i) irrevocably deposit in trust (the "defeasance trust") with the Trustee or another trustee money or U.S. Government Obligations, deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. Government Obligations, without reinvestment, plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal and interest when due on all Debt Securities of such series to maturity or redemption, as the case may be, and (ii) comply with certain other conditions. In particular, the Company must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for Federal income tax purposes. "U.S. Government Obligations" means direct obligations of the United States or any agency or instrumentality of the United States, the payment of which is unconditionally guaranteed by the United States, which, in either case, have the full faith and credit of the United States pledged for payment and which are not callable at the issuer's option, or certificates representing an ownership interest in such obligations. (Section 8.02)

REGARDING THE TRUSTEE

    Bankers Trust Company will act as Indenture Trustee and Registrar for Debt Securities issued under the Indenture and, unless otherwise indicated in a Prospectus Supplement, the Indenture Trustee will also act as Transfer Agent and Paying Agent with respect to the Debt Securities. (Section 2.03) The Company may remove the Indenture Trustee with or without cause if the Company so notifies the Indenture Trustee three months in advance and if no Default occurs during the three-month period. (Section 7.07) The Indenture Trustee provides services for the Company and certain affiliates, as a trustee under other indentures and similar services.

                                   BOOK-ENTRY

    The Depository Trust Company ("DTC") will act as securities depository for the Debt Securities. The Debt Securities will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully registered global certificates will be issued for the Debt Securities representing the aggregate principal amount of the Debt Securities and will be deposited with DTC.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act. DTC holds securities that its participants (the "Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the "Indirect Participants," and together with the Direct Participants, the "Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

    Purchases of the Debt Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security (a "Beneficial Owner") will in turn be recorded on the Direct and Indirect Participants' respective records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Debt Securities will be effected by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Debt Securities except in the event that use of the book-entry system for the Debt Securities is discontinued.

    The laws of some jurisdictions may require that certain purchasers of the Debt Securities take physical delivery of such Debt Securities in definitive form. Accordingly, the ability to transfer interests in the Debt Securities represented by a global certificate to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, which in turn act on behalf of persons who hold interests through the Participants, the ability of a person having an interest in the Debt Securities represented by a global certificate to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive certificate in respect of such interest.

    The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other direct communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices will be sent to Cede & Co. If less than all of the Debt Securities of an issue are being redeemed, DTC's practice will determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

    Neither DTC nor Cede & Co. will consent or vote with respect to the Debt Securities. Under its usual procedures, DTC mails an omnibus proxy (an "Omnibus Proxy") to the Participants as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Principal, premium, if any, and interest on the Debt Securities will be paid to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of such Participant and not of DTC, the underwriters or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of the Company or the Indenture Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

    DTC may discontinue providing its services as securities depository with respect to the Debt Securities at any time by giving reasonable notice to the Company. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the Debt Securities are required to be printed and delivered. In addition, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or any successor securities depository). In that event, certificates for the Debt Securities will be printed and delivered.

    The Company will not have any responsibility or obligation to Participants or to the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominees or any Direct or Indirect Participant with respect to any ownership interest in the Debt Securities, or with respect to payments or providing of notice to the Direct Participants, the Indirect Participants or the Beneficial Owners.

    So long as Cede & Co. is the registered owner of the Debt Securities, as nominee of DTC, references herein to holders of the Debt Securities shall mean Cede & Co. or DTC and shall not mean the Beneficial Owners of the Debt Securities.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC. None of the Company, the Indenture Trustee or the underwriters take any responsibility for the accuracy or completeness thereof.

                              PLAN OF DISTRIBUTION

    The Company may sell Debt Securities in any of the following ways: (i) through one or more underwriters or dealers; (ii) directly to one or more purchasers; or (iii) through agents. The applicable Prospectus Supplement will set forth the terms of the offering of any Debt Securities, including the names of any underwriters or agents, the purchase price of such Debt Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

    If one or more underwriters are used in the sale, Debt Securities will be acquired by them for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate. Unless otherwise set forth in the applicable Prospectus Supplement, the obligations of underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such Debt Securities if any of such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

    Debt Securities may also be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of Debt Securities will be named, and any commissions payable by the Company to such agent will be set forth in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any such agent will act on a best efforts basis for the period of its appointment.

    If so indicated in a Prospectus Supplement with respect to Debt Securities, the Company will authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase such Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in the Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of the Debt Securities sold pursuant to the Contracts shall be not less nor more than, the respective amounts stated in the Prospectus Supplement. Institutions with whom the Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will in all cases be subject to the approval of the Company. The Contracts will not be subject to any conditions except that (i) the purchase by an institution of the Debt Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Debt Securities less the principal amount thereof covered by the Contracts. The underwriters will not have any responsibility in respect of the validity or performance of the Contracts.

    If dealers are utilized in the sale of any Debt Securities, the Company will sell such Debt Securities to the dealers, as principal. Any dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the Prospectus Supplement with respect to such Debt Securities being offered thereby.

    It has not been determined whether any series of Debt Securities will be listed on a securities exchange. Underwriters will not be obligated to make a market in any series of Securities. The Company cannot predict the level of trading activity in, or the liquidity of, any series of Debt Securities.

    Any underwriters, dealers or agents participating in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them on the sale or resale of Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engaged in transactions with, or perform services for, the Company or its affiliates in the ordinary course of business.

                                 LEGAL OPINIONS

    The statements as to matters of law and legal conclusions (except matters relating to KCPL and the Internal Revenue Code of 1986, as amended) set forth in this Prospectus and in the documents incorporated by reference herein have been reviewed by Richard D. Terrill, Esq., Vice President, Law and Corporate Secretary of the Company, and are set forth or incorporated herein in reliance upon the opinion of Mr. Terrill. At July 21, 1998, Mr. Terrill owned directly and/or beneficially 1,519 shares of Common Stock of the Company and had been granted, pursuant to and subject to the terms of the Company's long-term incentive program, stock options exercisable for 8,000 shares of Common Stock of the Company.

    Certain legal matters in connection with the Debt Securities will be passed upon by Mr. Terrill, by Cahill Gordon & Reindel, a partnership including a professional corporation, counsel for the Company, and by Sidley & Austin, counsel for the underwriters, dealers, purchasers or agents. Cahill Gordon & Reindel and Sidley & Austin will not pass upon the incorporation of the Company and will rely upon the opinion of Mr. Terrill as to matters of Kansas law.

                                    EXPERTS

    The consolidated financial statements of Western Resources, Inc. incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

    The financial statements included in KCPL's Annual Report on Form 10-K for the year ended December 31, 1997 incorporated by reference in this Prospectus and in the Registration Statement as an exhibit to the Company's July 13, 1998 Form 8-K, have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein, in reliance upon the authority of said firm as experts in giving said reports.

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    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY THE UNDERWRITERS THAT WOULD PERMIT A PUBLIC OFFERING OF THE SECURITIES OFFERED HEREBY OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE SECURITIES OFFERED HEREBY AND THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.
                           --------------------------
                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                   PAGE
                                                 ---------
Incorporation of Certain Documents By
  Reference....................................        S-2
Prospectus Supplement Summary..................        S-3
Risk Factors...................................        S-5
Forward-Looking Statements.....................        S-5
Use of Proceeds................................        S-5
Summary Financial Information..................        S-6
Summary Unaudited Pro Forma Combined Financial
  Information..................................        S-7
Description of Notes...........................        S-8
Certain Federal Income Tax Considerations......       S-13
Underwriting...................................       S-16
Legal Matters..................................       S-17
Experts........................................       S-17

                        PROSPECTUS

Forward-Looking Statements.....................          2
Available Information..........................          2
Incorporation of Certain Documents by
  Reference....................................          2
Information on Kansas City Power & Light
  Company......................................          3
The Company....................................          4
Use of Proceeds................................          4
Description of Debt Securities.................          4
Book-Entry.....................................          8
Plan of Distribution...........................         11
Legal Opinions.................................         12
Experts........................................         12

                            WESTERN RESOURCES, INC.
                                  $400,000,000
                          6.25% PUTABLE/CALLABLE NOTES
                              DUE AUGUST 15, 2018
                        PUTABLE/CALLABLE AUGUST 15, 2003
                             PROSPECTUS SUPPLEMENT
                                 AUGUST 4, 1998
                             (INCLUDING PROSPECTUS
                              DATED JULY 29, 1998)
                            WARBURG DILLON READ LLC
                              SALOMON SMITH BARNEY
                            BEAR, STEARNS & CO. INC.
                          FIRST UNION CAPITAL MARKETS
                                 BT ALEX. BROWN
                                CIBC OPPENHEIMER

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